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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           Tecumseh Products Company
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                                (Name of Issuer)


                     Class B Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)


                                  878895 10 1
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                                 (CUSIP Number)


Michael A. Indenbaum  150 West Jefferson Avenue, Suite 2500,  Detroit, MI  48226
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 24, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Michael A. Indenbaum
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
                                 N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            888,113
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            888,113
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               888,113
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

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                                  Schedule 13D

Item 1.  Security and Issuer

         Security: Class B Common Stock, $1.00 par value ("Class B Stock")

         Issuer: Tecumseh Products Company, a Michigan corporation ("Tecumseh")

         Issuer's principal executive office: 100 East Patterson Street
                                              Tecumseh, Michigan 49286


Item 2.  Identity and Background

         (a) My name is Michael A. Indenbaum.

         (b) My business address is 150 West Jefferson, Suite 2500, Detroit, Michigan 48226.

         (c) I am an attorney. I carry on my business as a principal of Miller, Canfield, Paddock and Stone, P.L.C., a law firm organized as a Michigan professional limited liability company ("Miller Canfield"). The principal business address of Miller Canfield at which I carry on that business is the same as given in response to Item 2(b).

         (d) During the last five years I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which I was or am subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding any violations with respect to such laws.

         (f) I am a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 24, 2002, I was became one of four trustees of irrevocable trusts for the benefit of Kenneth G. Herrick and his descendants (the "Kenneth Herrick family trusts"). Those trusts then held an aggregate 888,113 shares of Class B Stock. No funds or other consideration were involved.

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         Effective January 1, 2002, I was elected a member of the Board of
Trustees (equivalent to a board of directors) of Herrick Foundation, a Michigan non-profit corporation that then owned 1,367,525 shares of Class B Stock. No funds or other consideration were involved.

Item 4. Purpose of Transaction

         My selection as a trustee of the Kenneth Herrick family trusts was for the purpose of enabling me to serve in that capacity, and my election as a member of the Board of Trustees of Herrick Foundation was for the purpose of enabling me to serve in that capacity.

         In my capacity as a trustee of the Kenneth Herrick family trusts and/or as a member of the Board of Trustees of Herrick Foundation, I expect from time to time to be presented with or give consideration to proposals that one or more of them acquire or dispose of or vote shares of Class B Stock or other securities of Tecumseh Products Company. Except as described in the immediately preceding sentence, I have no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Tecumseh Products Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh Products Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Tecumseh Products Company or any of its subsidiaries; (d) any change in the present board of directors or management of Tecumseh Products Company, including any plans or proposals to change the number or term of directors to fill any existing vacancies in the board; (e) any material change in Tecumseh Products Company's business or corporate structure; (g) changes in its charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tecumseh Products Company by any person; (h) causing a class of securities of Tecumseh Products Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Tecumseh Products Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a) I am one of four trustees of the Kenneth Herrick family trusts, which trusts hold an aggregate 888,113 shares (approximately 17.5% of the outstanding shares) of Class B Stock. Because I share voting and dispositive power over those shares in my trustee capacity, I am reporting those shares as beneficially owned on this Schedule 13D. However, I have no economic interest whatsoever, directly or indirectly, in any of the assets (including shares of Class B Stock) of any of those trusts, I disclaim being a beneficial

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            owner of any of those shares for any purpose, and I hereby expressly declare, as permitted by SEC Rule 13d-4, that my filing of this
            Schedule 13D shall not be construed as an admission that I am a beneficial owner of any of those shares for purposes of Section
            13(d) or 13(g) of the Securities Exchange Act of 1934.

            I also am one of four directors of Herrick Foundation, which owns 1,367,525 shares (approximately 26.9% of the outstanding shares) of Class B Stock. As a director, I might be viewed as sharing with the other directors the power to vote and/or dispose of shares of Class B Stock owned by Herrick Foundation. However, Herrick Foundation is a private foundation organized for charitable purposes and, like all my fellow directors, I have no economic interest whatsoever, directly or indirectly, in any of the assets (including shares of Class B Stock) of Herrick Foundation. Under the circumstances, I do not believe I should be considered a beneficial owner of any of shares of Class B Stock owned by Herrick Foundation, I disclaim beneficial ownership of any of them, and I am not reporting any of them as beneficially owned by me in this Schedule 13D. My mention of them in this Schedule 13D shall not be construed as an admission that I am a beneficial owner of any of those shares for purposes of
            Section 13(d) or 13(g) of the Securities Exchange Act.

        (b) Under the terms of the applicable trust instruments, I share voting power and dispositive power over the shares of Class B Stock held by the Kenneth Herrick family trusts with the other two trustees of those trusts that also are not Herrick family members. Those other trustees are Comerica Bank and John W. Gelder. Comerica Bank is a Michigan banking corporation with its principal business office at One Detroit Center, Detroit, Michigan 48275. Mr. Gelder is a citizen of the U.S.A., a director of Tecumseh Products Company, and a retired principal of Miller Canfield. He has a business address at 150 W. Jefferson, Suite 2500, Detroit, Michigan 48226. During the last five years, neither Comerica Bank, nor Mr. Gelder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding any violations with respect to such laws.

            The other directors of Herrick Foundation are Kenneth G. Herrick, Todd. W. Herrick (Kenneth Herrick's son), and John W. Gelder. Information about Mr. Gelder is provided in the immediately preceding paragraph. Each of the Herricks is a citizen of the U.S.A, each is one of the beneficiaries of the Kenneth Herrick family trusts, each is a director of Tecumseh Products

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            Company, and each has a business address at 100 East Patterson
            Street, Tecumseh, Michigan 49286. Mr. Kenneth Herrick is the Chairman of the Board of Tecumseh Products Company and Mr. Todd Herrick is the President and Chief Executive Officer of Tecumseh Products Company. During the past five years, neither of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding any violations with respect to such laws.

        (c) I have not engaged in any transactions in shares of Class B Stock in the past 60 days, nor have the Kenneth Herrick family trusts or Herrick Foundation. I am filing this Schedule 13D solely because I recently became one of the trustees of the Kenneth Herrick family trusts, as reported under Item 3.

        (d) The beneficiaries of the Kenneth Herrick family trusts have the right to receive dividends on shares of Class B Stock held in those trusts and the right to receive the proceeds from any sale of those securities. The beneficiaries of the trusts are Kenneth G. Herrick, his son, Todd W. Herrick, Kenneth Herrick's daughter, Toni Herrick, and their descendants.

            Herrick Foundation has the right to receive the dividends and the proceeds from sale of shares of Class B Stock owned by Herrick Foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Other than those relationships with other trustees of the Kenneth Herrick family trusts that necessarily arise from being a co-trustee and the oversight responsibilities for Herrick Foundation that I necessarily share with the other members of its Board of Trustees, I have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Class B Stock or any other securities of Tecumseh Products Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        None

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                  April 29, 2002
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                                                                            Date


                                                       /s/  Michael A. Indenbaum
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                                                                       Signature


                                                            Michael A. Indenbaum
                                                            --------------------
                                                                            Name